U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b–25
NOTIFICATION OF LATE FILING
(Check One):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☑  Form 10-QSB  ☐  Form 10-D
          ☐  Form N-SAR  ☐  Form N-CSR
          For Period Ended: September 30, 2006
☐	Transition Report on Form 10-KSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-QSB

☐	Transition Report on Form N-SAR
        For the Transition Period Ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I
PART II
PART III
PART IV

PART I
REGISTRANT INFORMATION
          Sirion Holdings, Inc.

Full Name of Registrant
          Tenby Pharma Inc.

Former Name if Applicable
          3110 Cherry Palm Drive, Suite 340

Address of Principal Executive Office (Street and Number)
          Tampa, Florida 33619

City, State and Zip Code
PART II
RULE 12B–25(b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b–25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b–25(c) has been attached if applicable.
PART III
NARRATIVE
          State below in reasonable detail why the Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Sirion Holdings, Inc. (“we” or “our”) is filing its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2006 one day late as a result of the fact that during the time between the consummation of its acquisition of Sirion Therapeutics, Inc. on September 13, 2006, which resulted in a change of control and our ceasing to be a shell company, and the prescribed due date of the subject Quarterly Report, we have been in the process of hiring an accounting staff and post-closing recording for such acquisition and related transactions, and the efforts required to complete these tasks and timely file was beyond the Company’s resources. The subject Quarterly Report is being filed immediately after the filing of this Form 12b-25.
PART IV
OTHER INFORMATION
          (1) Name and telephone number of person to contact in regard to this notification:

Dawn E. Bennett Johnson	(813)	496-7325

(Name)	(Area Code)	(Telephone Number)
          (2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
☑  Yes  ☐  No
          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑  Yes  ☐  No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Results of operations differ versus the corresponding three month period in the prior fiscal year by $(2,626,405), and for the corresponding nine month period in the prior fiscal year by $(4,210,114), due to expenses associated with the acquisition of Sirion Therapeutics, Inc. and related transactions that occurred in the current fiscal year, an increase in personnel associated with business growth, and an increase in drug development costs. For more information, see our Quarterly Report on Form 10-QSB that is being filed immediately after the filing of this Form 12b-25.
Sirion Holdings, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006	By:	/s/ Dawn E. Bennett Johnson
	Name:	Dawn E. Bennett Johnson
	Title:	Chief Financial Officer

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
          International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

3